Exhibit B

Response Letter dated December 20, 2010

December 20, 2010	233 S.Wacker Drive, Suite 5800 Chicago, Illinois 60606 Tel: +1.312.876.7700 Fax: +1.312.993.9767 www.lw.com
VIA FEDEX AND EDGAR
FIRM / AFFILIATE OFFICES
Ms. Pamela Long
U.S. Securities and Exchange Commission	Abu Dhabi	Moscow
Division of Corporate Finance	Barcelona	Munich
100 F Street, N.E.	Beijing	New Jersey
Washington, D.C. 20549	Brussels	New York
	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
	Frankfurt	Rome
	Hamburg	San Diego
	Hong Kong	San Francisco
	Houston	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.

Re:	Libbey Glass Inc.

Registration Statement on Form S-4 (Registration No. 333-170763)

Dear Ms. Long:

On behalf of Libbey Glass Inc. (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Amendment No. 1 (the “Amendment” ) to the Company’s Registration Statement on Form S-4 filed on November 22, 2010 (the “Registration Statement”) relating to the issuance of the Company’s 10% Senior Secured Notes due 2015 (the “Exchange Notes,” and the indenture governing the Exchange Notes, the “Indenture”).

This letter also responds to the December 10, 2010 letter that the staff (the “Staff”) of the Securities and Exchange Commission provided in respect of the Registration Statement. The Company’s responses are as follows. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s response. Where the Company has revised the disclosure in the Amendment in response to the Staff’s comments, we have noted the applicable page number next to the comment.

General

1.	We note that you are registering the 10% Senior Secured Notes due 2015 in reliance on our position enunciated in Exxon Capital Holdings., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

December 20, 2010

Response: The Company has included with the Amendment a supplemental letter which (i) states that the Company is registering the exchange offer in reliance on the Staff’s position contained in the above-referenced no-action letters and (ii) which letter includes the representations contained in the above-referenced Morgan Stanley & Shearman & Sterling no-action letters.

Exhibit 5.1

2.	We note your statement in the carryover paragraph on page two in which you state that your opinion covers the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. Please supplementally confirm for us that your opinion covers the statutory provisions and all reported judicial decisions interpreting both the Delaware General Corporation Law and the Delaware Limited Liability Company Act. Please remove the statement “in the case of Delaware, any other laws.”

Response: We respectfully confirm for the Staff that our opinion covers all reported judicial decisions interpreting both the Delaware General Corporation Law and the Delaware Limited Liability Company Act. In addition we have revised our opinion to remove the statement “in the case of Delaware, any other laws” in response to the Staff’s comment. Please see page two of Exhibit 5.1.

3.	We note the limitations presented in the second full paragraph on page two. Please tell us supplementally whether counsel believes the specific provisions in clause (iv) as to which counsel expresses no opinion are already covered by the limitations provided in clauses (i) and (ii). Note that we do not object to those limitations. If the enforceability of those provisions is already covered by these limitations, please tell us why counsel has specifically carved out those provisions, or revise the opinion to remove the carve-outs. If the enforceability of the provisions is not covered by these standard limitations, please explain why the carve-out is necessary and note that we may have additional comments.

Response: In response to the Staff’s comment, we have reviewed each exception contained in clause (iv) and revised clause (iv) to read as follows:

“(iv) we express no opinion as to (a) consents to, or restrictions upon, governing law or jurisdiction; and (b) provisions purporting to make a guarantor primarily liable rather than as a surety.”

For the reasons set forth below, we believe the remaining exceptions are necessary to our opinion and are not already covered by clauses (i) or (ii) of the same paragraph. For the purpose of the analysis below, we refer to the exceptions contained in clauses (i) and (ii) of the same paragraph collectively as the “bankruptcy and equitable principles exceptions.”

Subsection (a): Consents to, or restrictions upon, governing law or jurisdiction.

December 20, 2010

Section 12.9 of the Indenture governing the Exchange Notes contains consents to, or restrictions upon, governing law and jurisdiction. First, with respect to governing law, a court in the Southern District of New York has stated that, even though by New York statute courts are to enforce the parties’ selection of New York law in commercial transactions of $250,0000 or more, the power of the courts to enforce such an election is subject to constitutional limitations.1 Moreover, a court’s determination as to the unenforceability of the governing law provision in the Indenture would be based on the application of constitutional law. Therefore, we believe our opinion requires an explicit exception beyond the bankruptcy and equitable principles exceptions.

Second, with respect to the jurisdictional exception, there are similar constitutional limitations on enforcement. Additionally, there are circumstances under which a United States federal court may not have subject matter jurisdiction to adjudicate a matter brought in connection with the Indenture or may have the power to dismiss or transfer such an action or proceeding, rendering such submission to jurisdiction unenforceable. Moreover, in such a situation, a court’s determination would be based on the application of constitutional or jurisdictional laws. Therefore, we believe our opinion requires an explicit exception beyond the bankruptcy and equitable principles exceptions.

Subsection (b): Provisions purporting to make a guarantor primarily liable rather than as a surety.

Section 10.1 of the Indenture governing the Exchange Notes states that each guarantor is guaranteeing the Exchange Notes as “primary obligor and not merely as surety.” A New York appellate court has concluded, however, that the determination as to whether a guarantor is primarily liable or liable as a surety requires an analysis of the substance of an entire transaction, looking at all of the transaction documents as an “integrated whole,” and the language of a single instrument providing that a guarantor is primarily liable and not liable as surety may not be given effect.2 Moreover, a court’s determination as to this matter would be based upon an analysis of the relationship between the guarantor, the primary obligor and the obligee, rather than on bankruptcy or equitable principles. Therefore, we believe our opinion requires an explicit exception beyond the bankruptcy and equitable principles exceptions.

4.	Please remove the assumptions in clause (c) in the last paragraph on page two. The assumptions are inappropriate because they directly underlie counsel’s opinion regarding the exchange notes and guarantees constituting valid and binding obligations of the company and guarantors.

Response: We have revised our opinion to remove clause (c) in the last paragraph on page two of Exhibit 5.1 in response to the Staff’s comment. Please see page two of Exhibit 5.1.

1	See Lehman Bros. Commercial Corp., et. al. v. Minmetals Int’l Non-Ferrous Metals Trading Co., et. al., 179, F. Supp. 2d 118, 135 (2000).
2	See Chemical Bank v. Meltzer, 93 N.Y. 2d 296, 304 (1999).

December 20, 2010

If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at (312) 876-7680 or by fax at (312) 993-9767.

Very truly yours,

/s/ Christopher D. Lueking
Christopher D. Lueking
of LATHAM & WATKINS LLP

cc: Susan A. Kovach, Libbey Glass Inc.